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                                                U.S. OFFICE PRODUCTS COMPANY
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For immediate release - May 1, 1998    Release No. 98-010


U.S. OFFICE PRODUCTS COMPANY           Contact: Donald H. Platt
(NASDAQ - "OFIS")                               U.S. Office Products
                                                (202) 339-6700 or (800) 330-6347
                                                or Edelman Financial
                                                Silvia Rosselli (Media)
                                                (212) 704-8217


                U.S. OFFICE PRODUCTS SETS MAY 22 FOR SPECIAL
                          MEETING OF STOCKHOLDERS

                      Company to Mail Proxy Statement and
                   Commence Exchange Offer for 2001 Notes Today


Washington, D.C., May 1, 1998 - U.S. Office Products Company (NASDAQ: OFIS) today announced that its Board of Directors has set Friday, May 22, 1998, as the date for a Special Meeting of Stockholders to be held in connection with the Company's planned strategic restructuring. The meeting will be held at 10:00 a.m. Eastern Time at the Latham Hotel Georgetown, 3000 M Street, N.W., Washington, D.C. 20007. Holders of U.S. Office Products Company ("USOP") common stock as of the close of business on March 26, 1998, which is the record date for the Special Meeting, will be entitled to vote at the Special Meeting.

The Company also announced that it had filed its definitive Proxy Statement for the Special Meeting with the Securities and Exchange Commission (the "SEC") late yesterday and would begin mailing the Proxy Statement to its stockholders today.

At the Special Meeting, stockholders will be asked to vote on two proposals. The first proposal is to approve the sale of shares of the Company's common stock and warrants to purchase additional shares of common stock to an affiliate of an investment fund managed by Clayton, Dubilier & Rice, Inc. ("CD&R"). The second proposal is to approve a one-for-four reverse stock split of the Company's common stock, to be effective upon the completion of the Company's strategic restructuring transactions.

"I am delighted with these significant steps forward," said Thomas Morgan, USOP Chief Executive Officer and President. "The strategic restructuring transactions and the related financings are on track, and we look forward to introducing the 'New USOP' and the four new spin-off companies to our stockholders and to the marketplace."


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The Company also announced that it will commence today its offer to exchange shares of its common stock for its outstanding 5-1/2% Convertible Subordinated Notes due 2001 (the "2001 Notes"). The exchange offer will expire on May 29, 1998, unless extended. As previously announced, USOP will offer to exchange shares of common stock for its outstanding 2001 Notes at an exchange rate that will effectively reduce the conversion price of the 2001 Notes to $16.17 per share, down from $19.00 currently. (This exchange rate is approximately 61.84 shares of USOP common stock for each $1,000 principal amount of 2001 Notes.) The Company has approximately $144 million aggregate principal amount of the 2001 Notes outstanding. The exchange offer is one of a number of financing transactions that the Company has said it expects to complete in connection with the strategic restructuring.

The expiration of the exchange offer will be timed so that holders of the 2001 Notes who elect to accept the offer and exchange their notes will be able to tender the shares of common stock that they receive in the Company's upcoming equity self-tender offer. To the extent that shares received in the exchange offer are not purchased in the equity self-tender, note holders who exchange their notes for shares of common stock in the exchange offer also will receive shares of stock in four companies that USOP will be spinning off to its stockholders as part of the strategic restructuring. The exchange offer will be subject to certain conditions, including that neither the bank financing commitment for the restructuring plan nor the anticipated equity investment by an affiliate of an investment fund managed by CD&R has been terminated.

This press release shall not constitute an offer to exchange or the solicitation of an offer to exchange nor shall there be any exchange of the 2001 Notes in any state in which such offer, solicitation or exchange would be unlawful prior to registration or qualification under the securities laws of any such state.

The Company also said today that it expects to commence the planned equity self-tender and the cash tender offer for its outstanding 5-1/2% Convertible Subordinated Notes due 2003 early next week.

USOP is one of the fastest growing suppliers of a broad range of office products and business services to corporate, commercial, industrial and educational customers. USOP operates in the United States, as well as in New Zealand, Australia, Canada and the United Kingdom, selling a full range of more than 34,000 office and educational products and services to its customers. USOP also owns Mail Boxes Etc. ("MBE"), the largest franchiser of business communication and postal service centers, with approximately 3,600 centers operating worldwide, and with master licensing arrangements in place for the development of MBE business centers in 58 countries around the world. MBE centers are owned and operated by licensed franchisees of MBE or its master licensees. On January 13, 1998, USOP announced the adoption by its Board of Directors of a strategic restructuring plan that includes the spin-off of USOP shareholders of the Company's educational supplies, print management, technology solutions and travel services divisions, a tender offer by the Company for approximately 37 million of its shares (including shares underlying stock options) at a price of $27 a share, and the purchase by an affiliate of an investment fund managed by CD&R of an equity interest in the restructured USOP for a price of $270 million. The Company expects the restructuring transactions to be completed in the second calendar quarter of 1998.

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This press release includes "forward looking statements" that involve uncertainties and risks. There can be no assurance that actual results will not differ materially from the Company's expectations. Factors that could cause such differences include the effects and the timing of the Company's strategic restructuring plan and other risks described in the Company's definitive Proxy Statement filed April 30, 1998 with the SEC, its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

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